Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollars in millions)	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Earnings
Income before income taxes	$1,394	$1,444	$1,308	$2,838	$2,514
Net (income) loss attributable to noncontrolling interests	(5)	9	(1)	4	(16)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,389	1,453	1,307	2,842	2,498
Fixed charges, excluding interest on deposits	489	369	217	858	400
Income before income taxes and fixed charges, excluding interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	1,878	1,822	1,524	3,700	2,898
Interest on deposits	173	117	32	290	41
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$2,051	$1,939	$1,556	$3,990	$2,939
Fixed charges
Interest expense, excluding interest on deposits	$464	$345	$194	$809	$353
One-third net rental expense (a)	25	24	23	49	47
Total fixed charges, excluding interest on deposits	489	369	217	858	400
Interest on deposits	173	117	32	290	41
Total fixed charges, including interests on deposits	$662	$486	$249	$1,148	$441
Preferred stock dividends	$48	$36	$49	$84	$91

Total fixed charges and preferred stock dividends, excluding interest on deposits	$537	$405	$266	$942	$491
Total fixed charges and preferred stock dividends, including interest on deposits	$710	$522	$298	$1,232	$532

Earnings to fixed charges ratios
Excluding interest on deposits	3.84	4.94	7.02	4.31	7.25
Including interest on deposits	3.10	3.99	6.25	3.48	6.66

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	3.50	4.50	5.73	3.93	5.90
Including interest on deposits	2.89	3.71	5.22	3.24	5.52

(a)	The proportion deemed representative of the interest factor.